MDS Diagnostic Services Announces New Fee Arrangement in Ontario

Increased funding for laboratory testing

Toronto, Canada, April 7, 2006 - MDS Diagnostic Services, a leading provider of laboratory testing and management services in Canada, today announced that the Ontario Association of Medical Laboratories (OAML) has reached a new three-year funding agreement with the Ontario Ministry of Health and Long Term Care (MOH) for the provision of community laboratory services, which are used by physicians and other health care providers to help in the diagnosis, treatment, monitoring and prevention of disease in patients.

The new agreement includes a 2% base increase in the provincial funding cap for each of the years ending in March 31, 2006, March 31, 2007, and March 31, 2008, for community laboratory services performed under the Ontario Health Insurance Plan (OHIP). MDS, which provides approximately 31.6% of community laboratory services in Ontario, would receive its proportional share of these increases.

The agreement also provides for adjustment funding should certain industry volume thresholds be reached as a result of accommodating the needs of long-term care patients and new physicians among other criteria. Under this arrangement, funding adjustments could be made to a maximum of 0.8%, 2.9% and 4.9% over the March 31, 2005 provincial funding cap, for each of the years ending March 31, 2006, March 31, 2007, and March 31, 2008, respectively. If earned, these funding adjustments would be paid annually to OAML members according to their respective proportional shares of the provincial funding cap, as part of the MOH year-end reconciliation process.

The agreement is retroactive to April 1, 2005, which is when the previous agreement expired. Accordingly, in the second quarter ending April 30, 2006 MDS will recognize approximately $3.7 million of previously unrecognized revenue for the period from April 1, 2005 to April 30, 2006.

MDS Diagnostic Services, a business unit of MDS Inc. (TSX: MDS, NYSE: MDZ), is a leading provider of laboratory testing and management services. MDS Inc. is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 8,800 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

For further information contact:

Sharon Mathers
Vice-President, Investor Relations
416-675-6777 ext. 2695
smathers@mdsinc.com